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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Cotelligent Group, Inc.
                               (NAME OF ISSUER)

                    Common Stock, $0.01 par value per share
                         (TITLE OF CLASS OF SECURITIES)

                                  221630-10-6
                                (CUSIP NUMBER)

                                JOHN R. PREVIS
                            Buchanan Ingersoll P.C.
                         One Oxford Centre, 20th Floor
                               301 Grant Street
                             Pittsburgh, PA  15219
                                (412) 562-8957

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 May 23, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.
                       (continued on the following pages)
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CUSIP No. 221630-10-6

1.   NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:

     Thomas E. Fallat

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (SEE INSTRUCTIONS)         (a)  X

                                (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

            Number of Shares             7.     SOLE VOTING POWER
         Beneficially Owned by
         Each Reporting Person                  0
                  With
                                         8.     SHARED VOTING POWER

                                                1,142,350

                                         9.     SOLE DISPOSITIVE POWER

                                                0

                                        10.     SHARED DISPOSITIVE POWER

                                                1,142,350

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,142,350

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.78%

14.  TYPE OF REPORTING PERSON*

     IN

-------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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CUSIP No. 221630-10-6

1.   NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:

     Opal A. Fallat

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                 (a)  X
                                                        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2 (e)                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               Number of Shares             7.     SOLE VOTING POWER
             Beneficially Owned by
             Each Reporting Person                 0
                     with
                                            8.     SHARED VOTING POWER

                                                   1,142,350

                                            9.     SOLE DISPOSITIVE POWER

                                                   0

                                           10.     SHARED DISPOSITIVE POWER

                                                   1,142,350

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,142,350

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.78%

14.  TYPE OF REPORTING PERSON*

     IN

-----------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       3
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INTRODUCTION

     This statement is Amendment No. 1 to the Schedule 13D filed by Thomas E. Fallat and Opal A. Fallat, husband and wife, as a group (collectively the "Fallats" or "Reporting Persons") on December 10, 1996 with respect to shares of common stock, $0.01 par value per share (the "Common Stock") of Cotelligent Group, Inc., a Delaware corporation ("Cotelligent" or the "Company").

     On November 27, 1995, Cotelligent, Pittsburgh Business Consultants, Inc. ("PBC"), a Pennsylvania corporation and wholly owned subsidiary of Cotelligent, Cotelligent/PBC Acquisition Corporation, a Pennsylvania corporation and a wholly owned subsidiary of Cotelligent ("Cotelligent Sub") and the Reporting Persons and other shareholders of PBC entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Cotelligent Sub merged (the "Merger") with and into PBC. As a result of the Merger, which was effective on November 27, 1996 (the "Effective Time"), the separate existence of Cotelligent Sub ceased and PBC became a wholly owned subsidiary of Cotelligent.

     Prior to the Merger, the Reporting Persons owned 7,341.6 shares of PBC common stock par value $1.00 per share (the "PBC Common Stock"). Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of PBC Common Stock was converted into Cotelligent Common Stock. In connection with the Merger, the Reporting Persons received 1,142,350 shares of Cotelligent Common Stock.

ITEM 1.   SECURITY AND ISSUER:

     This statement relates to the 1,142,350 shares of Cotelligent Common Stock received by the Reporting Persons as a result of the Merger. Cotelligent's principal executive office is located at 101 California Street, Suite 2050, San Francisco, CA 94111.

ITEM 2.   IDENTITY AND BACKGROUND:

     The persons filing this statement are Thomas E. Fallat and Opal A. Fallat, each of whom is a citizen of the United States of America. The address of each of the Fallats is 3115 Deerfield Lane, Murrysville, PA 15668. Mr. Fallat is the Chief Executive Officer of PBC. PBC's principal business address is 411 7th Avenue, Pittsburgh, PA 15219. Mrs. Fallat is not employed.

     During the last five years, neither of the Fallats has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of the Fallats been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Fallats was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement relates specifically to the 1,142,350 shares of Cotelligent Common Stock received by the Reporting Persons in connection with the Merger. See Item 2, "Identity and Background." Prior to the Merger, the Reporting Persons owned 7,341.6 shares of PBC Common Stock. Pursuant to the Merger Agreement, at the Effective Time, these shares of PBC Common Stock were converted into 1,142,350 shares of Cotelligent Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Fallats acquired 1,142,350 shares of Cotelligent Common Stock in connection with the Merger and strictly for purpose of equity security investment.

                                       4
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     In light of the magnitude of the Reporting Persons' investment in the
Common Stock of the Company, the Reporting Persons may seek to influence management of the Company in order to ensure that the Company is managed in such a way as to maximize the value of the enterprise. The Reporting Persons intend to contact the Company to seek a meeting with management and members of the Board of Directors to discuss a range of issues they believe could favorably affect both management focus and shareholder value. In addition, the Reporting Persons plan to discuss additional actions to protect their investment in the Company including, without limitation, proposing that Mr. Thomas Fallat (or his nominee) be added to the Board of Directors of the Company.

     Except as indicated above, the Reporting Persons have no plans or proposals which would relate to or result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule, although the Reporting Persons reserve the right to take any action which relates to or would result in any of such events, actions or conditions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Statement, the Reporting Persons are the beneficial owners of 1,142,350 shares of Cotelligent Common Stock (approximately 11.78% of the outstanding shares of Cotelligent Common Stock based solely on information contained in the Company's Post-Effective Amendment No. 1 to Form S-1 on Form S-4 filed with the Securities and Exchange Commission on March 19,
1997).

     (b) The Reporting Persons have shared voting power and shared investment power with respect to the shares of Cotelligent Common Stock reported in (a) above.

     (c) Neither of the Reporting Persons has effected any transactions in shares of Cotelligent Common Stock during the last 60 days.

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     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Cotelligent Common Stock reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A joint filing Agreement is filed herewith as Exhibit 99 to this Statement.


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                                   SIGNATURE

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.

DATE:  May 23, 1997                  /s/      Thomas E. Fallat
                                    ---------------------------------
                                              Thomas E. Fallat


                                     /s/       Opal A. Fallat
                                    ---------------------------------
                                               Opal A. Fallat

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